SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Small-Scale Stock Exchange

Woori Financial Group Inc. (“Woori Financial Group”) hereby announces that it has reached a decision regarding the exchange of the registered common shares of Woori Financial Group for the registered common shares of Woori Venture Partners Co., Ltd. (“Woori Venture Partners”) by means of a small-scale stock exchange (the “Stock Exchange”) at the meeting of the board of directors held on May 26, 2023 in accordance with Articles 360-2 through 360-14 of the Korean Commercial Code (the “KCC”) and Article 62-2 of the Financial Holding Companies Act of Korea (the “FHCA”) and notifies the following:

1. Board resolution

A. Date: May 26, 2023

B. Resolution of the board of directors meeting: Woori Financial Group has decided to proceed with the Stock Exchange with Woori Venture Partners in accordance with Articles 360-2 through 360-14 of the KCC and Article 62-2 of the FHCA.

2. Overview of the Stock Exchange Agreement (the “Stock Exchange Agreement”)

A. Purpose

Upon the completion of the Stock Exchange, the shares issued by Woori Venture Partners and owned by shareholders of Woori Venture Partners(excluding Woori Financial Group) will be transferred to Woori Financial Group on the Stock Exchange Date (as defined below), and such shareholders will become shareholders of Woori Financial Group by acquiring newly issued shares of Woori Financial Group. As such, the purpose of the Stock Exchange is to enable Woori Financial Group to become a parent company holding 100% of the stock of Woori Venture Partners and Woori Venture Partners to become a wholly owned subsidiary of Woori Financial Group.

B. Allocation of new shares

Woori Financial Group shall allocate newly issued shares of Woori Financial Group to all shareholders(excluding Woori Financial Group) registered in the shareholder register of Woori Venture Partners as of the Stock Exchange Date (defined below) at an exchange ratio of 0.2234440 shares of Woori Financial Group for each share of Woori Venture Partners(including the treasury shares acquired by Woori Venture Partners as a result of the exercise of appraisal rights by its shareholders dissenting to the Stock Exchange). In respect of any resulting fractional shares, Woori Financial Group shall, within one month of the Stock Exchange Date, pay in cash to shareholders of Woori Venture Partners an amount calculated based on the closing price of the new shares to be issued by Woori Financial Group on the first day on which such shares are listed and traded on the KOSPI Market of the Korea Exchange.

C. Class and number of shares to be allocated by Woori Financial Group for the Stock Exchange

① The shares to be allocated are registered common shares.

② The total number of shares to be allocated is derived by multiplying the number of registered common shares of Woori Venture Partners owned by the shareholders of Woori Venture Partners on the Stock Exchange Date by the exchange ratio specified in section B above (any fractional shares resulting from the allocation of shares will be treated as specified in section B above.)

D. Procedures of the Stock Exchange

Pursuant to paragraph (1) of Article 360-10 of the KCC, a resolution of the board of directors can replace the approval by a general meeting of shareholders as the total number of newly issued shares of Woori Financial Group that are expected to be allocated to shareholders of Woori Venture Partners will not exceed 10% of the total number of issued and outstanding shares of Woori Financial Group.

E. Date of the board resolution that replaces approval by the general meeting of shareholders : July 21, 2023(expected)

F. Stock Exchange Date : August 8, 2023(expected)

G. Other

① Each party will be responsible for all of its expenses and taxes in connection with the Stock Exchange.

② Decisions regarding the detailed schedules and procedures related to the Stock Exchange, including any changes to the schedule of the Stock Exchange, and any other matters related to the Stock Exchange not decided by the board of directors are delegated to the representative director of Woori Financial Group to the extent so resolved by the board of directors of Woori Financial Group.

③ Matters not expressly provided for in the Stock Exchange Agreement will be determined in accordance with the FHCA, the Financial Investment Services and Capital Markets Act of Korea and the KCC.

④ The Stock Exchange Agreement may become invalid retroactively without any separate action by the parties, or terminated or amended by mutual written agreement of Woori Financial Group and Woori Venture Partners upon the occurrence of any of the following events:

•

In case the agenda for approval of the Stock Exchange Agreement is rejected by the board of directors in lieu of the general shareholders’ meeting of Woori Financial Group or by the shareholders of Woori Venture Partners at its extraordinary general shareholders’ meeting, the Stock Exchange Agreement may become invalid retroactively without any separate action by the parties.

•

After execution of the Stock Exchange Agreement and until the Stock Exchange Date, if any matters relating to the terms and conditions of the Stock Exchange Agreement violate any relevant laws or accounting standards, the parties may, by mutual written agreement, amend the Stock Exchange Agreement in accordance with relevant laws or accounting standards

•

After execution of the Stock Exchange Agreement and until the Stock Exchange Date, upon the occurrence of any of the following events, the parties may, by mutual written agreement, terminate or amend the Stock Exchange Agreement

i.

If shareholders owning 20% or more of the total number of issued and outstanding shares of Woori Financial Group provide notice, in writing, of their dissent to the Stock Exchange pursuant to paragraph (5) of Article 360-10 of the KCC and paragraph (2) of Article 62-2 of the FHCA.

ii.	If there is a material adverse change to the assets or management status of Woori Financial Group or Woori Venture Partners as a result of a force majeure event or other causes.

iii.	If the Stock Exchange results in an incurable violation of law or an unfair exchange ratio which is expected to make the existence of the Stock Exchange Agreement impossible.

⑤ Woori Financial Group and Woori Venture Partners may enter into a separate agreement regarding matters necessary for the Stock Exchange, in which case such separate agreement will be deemed to be a part of the Stock Exchange Agreement. In the event there are changes to the exchange ratio or other terms of the Stock Exchange, the parties may enter into an agreement, in which case such agreement will be deemed to be a part of the Stock Exchange Agreement.

⑥ If the Stock Exchange Agreement is terminated or amended pursuant to the conditions above (including cases in which the Stock Exchange Agreement becomes invalid due to the rejection of the board of directors in lieu of the general shareholders’ meeting of Woori Financial Group or the shareholders of Woori Venture Partners at its extraordinary general shareholders’ meeting), neither Woori Financial Group nor Woori Venture Partners nor any of their respective shareholders, officers, employees, agents or other representatives will have any liability under the Stock Exchange Agreement or in relation to the Stock Exchange.

3.	Company to become a wholly owned subsidiary by the Stock Exchange

A. Company name : Woori Venture Partners Co., Ltd.

B. Address of headquarters : 670, Daewangpangyo-ro, Bundang-gu, Gyeonggi-do, Republic of Korea

4. Matters relating to Notice of Dissent

A. Procedures

Any Woori Financial Group shareholder registered in the shareholder register as of June 7, 2023 who wishes to dissent to the replacement of the approval at a general meeting of the shareholders with a resolution of the board of directors on the Stock Exchange must submit a Notice of Dissent to the Board Resolution (Form 1).

① To directly submit to Woori Financial Group:

The shareholder must submit the original copy of the form in person to the below address by June 14, 2023.

(Address: Woori Financial Group IR Department, Woori Financial Group Headquarters, (Hoehyeon-dong-1ga) 51, Sogong-ro, Jung-gu, Seoul, Republic of Korea (Tel. +82-2-2125-2053)

② To submit through account management agency such as a securities company with which the shareholder’s customer account is opened:

The form shall be submitted to the account management agency by the date designated by such agency (please contact the account management agency for detailed instructions).

With respect to holders of our American Depository Receipt, Citibank, N.A., depositary of Woori Financial Group, has informed us that if, as a holder of our ADR, you wish to object to the Stock Exchange, you should contact [Jayne Whalen at Computershare at +1-201-222-4412] to request an objection form, and fax the completed objection form to [Citibank N.A. c/o Computershare prior to 4:00 pm (New York time) on June 12th, 2023 at +1-201-222-4593 (attn.: Jayne Whalen)]

B. Appraisal right

No appraisal rights shall be granted pursuant to paragraph (7) of Article 360-10 of the KCC.

C. Effect of notice of dissent

Pursuant to paragraph (5) of Article 360-10 of the KCC, if shareholders holding an aggregate of 20% or more of the total number of issued and outstanding shares of Woori Financial Group oppose the Stock Exchange in writing, Woori Financial Group may not proceed with a small-scale stock exchange, in which case Woori Financial Group and Woori Venture Partners will review whether to proceed with the Stock Exchange in accordance with the Stock Exchange Agreement.

[Form 1]

To: Woori Financial Group Inc.

Notice of Dissent to the Board Resolution

I hereby submit a written notice of dissent to the replacement of the approval at a general meeting of the shareholders with a resolution of the board of directors for the small scale stock exchange between Woori Financial Group Inc. and Woori Venture Partners Co., Ltd.

Shareholder number:

Number of shares owned – Common share:             shares

Number of dissenting shares – Common share:             shares

MM/DD/2023

Address:

Date of birth(Business registration number):

Name(Corporate name):                                     (Stamp)          (Contact number:                                                  )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: June 7, 2023	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President